EXHIBIT 99.1
Allen & Overy LLP
TAX CERTIFICATION AGENCY AGREEMENT
Between

TELEFÓNICA EMISIONES, S.A.U.
as Issuer
TELEFÓNICA, S.A.
as Guarantor
and
ACUPAY SYSTEM LLC
as Tax Certification Agent
and
JPMORGAN CHASE BANK, N.A.
as Paying Agent and Calculation Agent
20 June 2006

THIS TAX CERTIFICATION AGENCY AGREEMENT (the Agreement) is made on 20 June 2006
AMONG:
(1)	TELEFÓNICA EMISIONES, S.A.U., a corporation incorporated with limited liability in Spain (the Issuer);

(2)	TELEFÓNICA, S.A., a corporation incorporated with limited liability in Spain (the Guarantor);

(3)	ACUPAY SYSTEM LLC, a New York limited liability corporation (the Tax Certification Agent or Acupay); and

(4)	JPMORGAN CHASE BANK, N.A., a national banking association, as Paying Agent and Calculation Agent (JPMorgan Chase).
WHEREAS:
(A)	The Issuer and Guarantor wish to appoint the Tax Certification Agent for the issuance of $1,000,000,000 Floating Rate Senior Notes due 2009 (the Floating Rate Notes), $1,000,000,000 Fixed Rate Senior Notes due 2011 (the 2011 Fixed Rate Notes), $1,250,000,000 Fixed Rate Senior Notes due 2016 (the 2016 Fixed Rate Notes) and $2,000,000,000 Fixed Rate Senior Notes due 2036 (the 2036 Fixed Rate Notes, and, together with the Floating Rate Notes, the 2011 Fixed Rate Notes and the 2016 Fixed Rate Notes, the Notes) upon the terms and subject to the terms and conditions set forth herein.

(B)	The Guarantor and the Issuer have entered into an Indenture dated 20 June 2006, as supplemented, between the Issuer, the Guarantor and JPMorgan Chase Bank, N.A., as Trustee (the Trustee) (the Indenture) providing for the issuance of Securities from time to time.

(C)	All things have been, and will be, done necessary to make the Notes, as executed and delivered by the Issuer and authenticated and delivered as provided in the Indenture, the legal, valid and binding obligations of the Issuer, and to constitute thereby a valid agreement according to its terms.

All things have been, and will be, done necessary to make the Guarantees, as executed and delivered by the Guarantor, the legal, valid and binding obligation of the Guarantor, and to constitute hereby a valid agreement according to its terms.

(D)	The Issuer may issue from time to time additional unsecured debentures, notes or other evidences of indebtedness (the Additional Securities) in one or more series as set forth in the Indenture or otherwise and the Guarantor may guarantee such Additional Securities.

(E)	The Issuer and the Guarantor may wish to appoint in writing the Tax Certification Agent to act as such for the issuance of Additional Securities, and the Tax Certification Agent may agree in writing to act as such, upon the terms and subject to the terms and conditions set forth herein.

(F)	JPMorgan Chase is a party to this Agreement solely for the limited purposes set out in Clause 8.
NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:
1.	DEFINITIONS

Terms used but not defined herein shall bear the meanings ascribed to them in the Indenture.

2.	APPOINTMENT OF THE TAX CERTIFICATION AGENT

(a)	The Issuer and the Guarantor hereby appoint the Tax Certification Agent as their agent in respect of the Notes upon the terms and subject to the conditions set forth herein, and the Tax Certification Agent hereby accepts such appointment. The Tax Certification Agent and any successor of such agent appointed in accordance with Clause 4 hereof are herein referred to as if appointed hereunder. The Tax Certification Agent shall have the powers and authority granted to and conferred upon the Tax Certification Agent in this Agreement and such further powers and authority to act on behalf of the Issuer and Guarantor as may be mutually agreed upon in writing by the Issuer, the Guarantor and the Tax Certification Agent. All of the terms and provisions with respect to such powers and authority contained in the Notes are and will be, as the case may be, subject to and governed by the terms and provisions hereof. Subject to the terms hereof, the Issuer and the Guarantor appoint the Tax Certification Agent as agent for the purpose of (i) performing the duties specified in this Agreement (including Exhibit A hereto) and (ii) in connection therewith, liaising with DTC and with the participants in DTC to give effect to the procedures agreed from time to time between the Tax Certification Agent and DTC, the initial version of which is set out in Exhibit A.

(b)	The appointment of the Tax Certification Agent in respect of any Additional Securities shall be made pursuant to a letter of appointment or, as the case may be, a supplement to this Agreement which shall, inter alia, identify the fees payable to the Tax Certification Agent and the period of such appointment and shall become effective when countersigned by the Tax Certification Agent or, as the case may be, signed by the parties to it.

3.	CONDITIONS OF THE TAX CERTIFICATION AGENT’S OBLIGATIONS

The Tax Certification Agent accepts its appointment hereunder and agrees to perform its duties specified in this Agreement (including Exhibit A hereto), including the following provisions expressed to be applicable to it and to all of which the Issuer and the Guarantor agree:
(a)	Compensation and Liability of the Tax Certification Agent; Indemnity

The compensation to be paid to the Tax Certification Agent to act as the agent of the Issuer and of the Guarantor pursuant to this Agreement has been separately agreed between them. The Issuer hereby agrees to indemnify the Tax Certification Agent, for, and to hold it harmless against, any loss, liability, action, suit, judgment, demand, damage, cost or expense, including claims for the payment of interest, or the loss of the use of funds withheld with respect to any interest payment, advertising, telex and postage expenses, properly incurred without negligence, wilful deceit or bad faith on its part arising out of or that are in any way related to this Agreement or any Note in connection with its acting as Tax Certification Agent hereunder and the performance of the duties set forth in this Agreement (including Exhibit A hereto). The Tax Certification Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered in reliance upon any notice, direction, consent, certificate, affidavit, statement, telex, electronic file, electronic report, facsimile or other paper or document reasonably believed, in good faith and without negligence, to be genuine and to have been presented, signed or sent by JPMorgan Chase, Beneficial Owners, their custodians, clearing systems and clearing system participants, and any authorised representative of the Issuer or the Guarantor. In case any action shall be brought against the Tax Certification Agent in respect of which recovery may be sought from the Issuer under this Clause 3(a), the Tax Certification Agent shall promptly notify the Issuer in writing. In no case shall the Issuer be liable under this indemnity with respect to any claim against the Tax Certification Agent unless the Issuer shall be so notified by the Tax Certification Agent in accordance with Clause 5 hereof of the written assertion of a claim against the Tax Certification Agent or of any other action commenced against it, promptly after the Tax Certification Agent shall have received any such written assertion or notice of commencement of action. The Issuer may participate at its own expense in the defence of any action, and if the Issuer so elects, the Issuer may assume the defence of any pending or threatened action against the Tax Certification Agent in respect of which indemnification may be sought hereunder, in which case the Issuer shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for the Tax Certification Agent under this Clause 3(a) so long as the Issuer shall retain counsel reasonably satisfactory to the Tax Certification Agent to defend such suit; provided however, that the Issuer shall not be entitled to assume the defence of any such action if the named parties to such action include the Issuer and/or the Guarantor and the Tax Certification Agent and representation of these parties by the same legal counsel would, in the written opinion of the Tax Certification Agent’s counsel, be inappropriate due to actual or potential conflicting interests between the Issuer and/or the Guarantor and the Tax Certification Agent. The Tax Certification Agent understands and agrees that the Issuer shall not be liable under this Clause 3(a) for the fees and expenses of more than one legal counsel to the Tax Certification Agent. In the event that the Issuer does not meet its obligations under this Clause 3(a), the Guarantor agrees to pay, reimburse or indemnify the Tax Certification Agent in the manner set forth in this Clause 3(a), to perform the duties of the Issuer under this Clause 3(a) and to assume the rights of the Issuer hereunder. The obligations of the Issuer and the Guarantor under this Clause 3(a) shall survive payment of the Notes, the resignation or removal of the Tax Certification Agent or the termination of this Agreement.
(b)	Agent of Issuer and the Guarantor only

In acting under this Agreement and in connection with the Notes, the Tax Certification Agent is acting solely as an agent of the Issuer and the Guarantor and does not assume any obligation towards or relationship of agency or trust for or with any of the owners or holders of the Notes.

(c)	Use of Information

Subject to any applicable provisions of law, each of the parties agrees that (i) information collected by Acupay pursuant to this Agreement and provided by Acupay to such party will, to the extent not available to such party other than as provided by Acupay, only be used by such party for the purpose of enabling the Issuer or the Guarantor, as the case may be, to make information returns with respect to interest payments on the Notes to the Spanish tax authorities and (ii) not to disclose any such information to third parties except where necessary to enable the Issuer or the Guarantor, as the case may be, to make such returns.

(d)	Reliance on Legal Advice

The Tax Certification Agent may consult with counsel satisfactory to it and any written opinion of such counsel shall be full and complete authorisation and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and without negligence and in accordance with such advice or opinion.

(e)	Acquisition of Interests in Notes by the Tax Certification Agent

The Tax Certification Agent in its individual capacity or any other capacity, may become the owner of, or acquire any interest in, any Notes or other obligations of the Issuer or the Guarantor with the same rights that it would have if it were not such Tax Certification Agent, and may engage or be interested in any financial or other transaction with the Issuer or the Guarantor, and may act on, or as depositary, trustee or agent for, any committee or body of holders of Notes or other obligations of the Issuer or the Guarantor, as freely as if it was not such Tax Certification Agent.
(f)	Recitals

The Tax Certification Agent does not assume any responsibility for the recitals contained in the Agreement or the correctness of the same. The Tax Certification Agent does not make any representation as to the validity of the Notes. The Tax Certification Agent shall not be accountable for the use or application by the Issuer, the Guarantor or the Trustee of any of the Notes, the proceeds thereof or any amounts of tax withheld therefrom.

(g)	No Implied Duties

The Tax Certification Agent and its members, officers, employees, agents and affiliates shall be obligated to perform such duties and only such duties as are specifically set forth in this Agreement (including Exhibit A hereto), and no implied duties or obligations shall be read into this Agreement against them, provided, however, that nothing herein shall limit the obligations of the Tax Certification Agent and its members, officers, employees, agents and affiliates under any applicable law. Nothing in this Agreement shall impose any personal liability on the Tax Certification Agent’s members, officers or employees. Each of the Issuer and the Guarantor shall not, and shall procure that their respective agents do not, take any proceedings, or assert or seek to assert any claim, against any member, officer, employee, agent or affiliate of the Tax Certification Agent in respect of any claim which it might have against the Tax Certification Agent under this Agreement. Each of the Issuer and the Guarantor hereby agrees that any member, officer, employee, agent or affiliate of the Tax Certification Agent may enforce this provision.

(h)	Additional Provisions
(i)	the Tax Certification Agent hereby undertakes in favour of each of the Issuer and the Guarantor to act honestly and in good faith and to exercise the diligence of a reasonably prudent expert in comparable circumstances in the fulfilment and/or exercise of its duties and obligations hereunder;

(ii)	the Tax Certification Agent shall not expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement save where the same arises as a result of its negligence, misfeasance, breach of duty or wilful default;

(iii)	the Tax Certification Agent shall not have any liability in respect of or arising from making the determinations or exercising any of the powers or performing any of the duties provided for in this Agreement or any matter relating to such determinations, powers or duties (including, without limitation, any payment made or not made to any person), other than as a direct consequence of its own wilful default, misfeasance, breach of duty or negligence;

(iv)	the Tax Certification Agent shall not be responsible for, or chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed between the Issuer and/or the Guarantor and any other party, except that the Tax Certification Agent shall be deemed to be aware of the terms of the Indenture and the contents of the Prospectus Supplement dated 9 June 2006 prepared by the Issuer and the Guarantor in connection with the issue of the Notes;

(v)	the Tax Certification Agent may (without any responsibility for any resulting loss) rely on any electronic or written communication, data, certificate, confirmation, legal opinion or other electronic or written document received or obtained by it in the course of performing its obligations under this Agreement and reasonably believed by it to be genuine and correct and to have been submitted by, or with the authority of, the proper person; and any statement made to it in the course of, and as part of, performing its obligations under this Agreement by any person or a director, officer, partner or employee of any person or other entity regarding any matters which may reasonably be assumed to be within the maker’s knowledge or within the maker’s power to verify;

(vi)	the Tax Certification Agent may obtain and pay for such other expert advice or services (in addition to legal advice) as it may reasonably consider necessary in relation to this Agreement, may rely in good faith on the opinion of or advice obtained from any such other expert of good repute and shall incur no liability and shall be fully protected in acting in good faith in accordance with such opinion or advice;

(vii)	any opinion, advice or information on which the Tax Certification Agent may rely or intend to rely may be sent or communicated by email or written letter or facsimile transmission. The Tax Certification Agent shall not be liable for acting properly and in accordance with this Agreement on any opinion, advice or information which is so conveyed, even if the opinion, advice or information contains some error of which it is not aware or which is not manifest;

(viii)	the Tax Certification Agent may refrain from doing anything which would or might in its opinion be contrary to any law or any directive or regulation of or having the force of law to which it is subject or which would or might otherwise render it liable to any person and may do anything which is, in its reasonable opinion, necessary to comply with such law, directive or regulation;

(ix)	whenever the Tax Certification Agent may, in the performance of its duties under this Agreement, consider it desirable that any matter be established by the Issuer and/or the Guarantor prior to taking or suffering any action, the matter may be deemed to be conclusively established by a certificate signed by an authorised officer of the Issuer and/or the Guarantor and delivered to it and the certificate shall be a full authorisation to the Tax Certification Agent for any action taken or suffered in good faith by it in reliance on it; and

(x)	the Tax Certification Agent shall be protected and shall incur no liability in respect of any action taken, omitted or suffered without negligence, wilful deceit or bad faith in reliance on (A) any written instruction from the Issuer and/or the Guarantor, (B) any certifications or reports submitted by any relevant clearing system or participant of such clearing system provided that the Tax Certification Agent complies with its duties identified in this Agreement (including Exhibit A hereto) or (C) any document which it reasonably believes to be genuine and to have been delivered by the proper party or on written instructions from the Issuer and/or the Guarantor.

4.	RESIGNATION AND APPOINTMENT OF SUCCESSOR; MAINTENANCE OF OFFICE OR AGENCY FOR CERTAIN PURPOSES

4.1	Maintenance of Office or Agency

The Issuer and the Guarantor agree, for the benefit of the holders from time to time of the Notes, that, subject as provided in Clause 3(a), there shall at all times be a Tax Certification Agent hereunder and that such Tax Certification Agent shall at all times maintain offices in New York City and London which shall be open for business each Business Day. For the purposes of this Agreement, Business Day means a day other than a Saturday, a Sunday or any other day on which banking institutions in New York, New York or London, England are authorised or required by law or executive order to close.

4.2	Resignation or Removal of Tax Certification Agent

The Tax Certification Agent may at any time resign by giving written notice of its resignation to the Issuer, the Guarantor and JPMorgan Chase specifying the date on which its resignation shall become effective; provided that such date shall be at least 190 days after the date on which such notice is given unless the Issuer and the Guarantor agree to accept shorter notice. Upon receiving such notice of resignation, the Issuer and the Guarantor, if they so desire, shall promptly appoint a successor agent by written instrument in duplicate signed on behalf of the Issuer and the Guarantor, one copy of which shall be delivered to the resigning agent, one copy to the successor agent (if any) and one copy to JPMorgan Chase. Such resignation shall become effective upon the earlier of (a) the effective date of such resignation or (b) the acceptance of appointment by the successor agent (if any) as provided in Clause 4.3. The Issuer and the Guarantor may, at any time and for any reason, remove the Tax Certification Agent and, if they so desire, appoint a successor agent by written instrument in duplicate signed on behalf of the Issuer and the Guarantor, one copy of which shall be delivered to the agent being removed and the successor agent (if any). Any removal of the Tax Certification Agent and any appointment of a successor agent (if any) shall become effective upon the date specified by the Issuer and the Guarantor in the written instrument described in the preceding sentence, provided that such date shall be at least 190 days after the date on which such notice is given unless the Tax Certification Agent agrees to accept shorter notice. Upon its resignation or removal, the Tax Certification Agent shall be entitled to the payment by the Issuer of its compensation for the services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder. If the Issuer does not meet its aforesaid payment obligation set forth in this Clause 4.2, the Guarantor agrees to make such payment to the resigning Tax Certification Agent.

4.3	Successors of Tax Certification Agent

Any successor tax certification agent appointed as provided in Clause 4.2 shall execute and deliver to its predecessor and to the Issuer and the Guarantor an instrument accepting such appointment hereunder, and thereupon such successor tax certification agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts, duties and obligations of its predecessor hereunder, with like effect as if originally named as such tax certification agent hereunder, and such predecessor, upon payment of its compensation and out-of-pocket expenses owing pursuant hereto then unpaid, shall deliver over to such successor agent all electronic or written data concerning the subject matter of this agreement at the time held by it hereunder.

4.4	Merger or Consolidation of Tax Certification Agent

Any corporation into which the Tax Certification Agent may be merged or converted or any corporation with which such Tax Certification Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which such Tax Certification Agent shall be a party or any corporation succeeding to the corporate trust business of such Tax Certification Agent shall be the successor to such Tax Certification Agent hereunder without the execution or filing of any document or any further act on the part of any of the parties hereto.
5.	NOTICES

All notices or communications hereunder, except as herein otherwise specifically provided, shall be in writing and delivered via courier or confirmed e-mail (other than to JPMorgan Chase) or facsimile and confirmed to:
If sent to the Tax Certification Agent:
ACUPAY SYSTEM LLC
Attention: Management
28 Throgmorton Street
London EC2N 2AN
United Kingdom
Facsimile: +44 (0) 207-256-7571
E-mail: Management@Acupaysystem.com
If sent to the Issuer or the Guarantor:
TELEFÓNICA, S.A.
Attention: Miguel Iglesias San Martin
Manager Tax Department
Gran Via 28
28013 Madrid
Spain
Facsimile: +34 91 584 0625
E-mail: miglesiass@telefonica.es
(or such other address as shall be specified in writing by the Tax Certification Agent, the Issuer, or the Guarantor to the others)
If sent to JPMorgan Chase:
JPMORGAN CHASE BANK, N.A.
Attention: International Team
Reference: Telefonica
4 New York Plaza
New York
New York 10004
Facsimile: (212) 623-6216

6.	SPANISH TAX COMPLIANCE ACTIVITIES

6.1	Agreed Procedures

The Tax Certification Agent shall collect certain Spanish tax information with respect to Beneficial Owners of the Notes pursuant to and in accordance with, and shall otherwise perform, the procedures to be performed by it and set forth in this Agreement (including Exhibit A hereto). In addition, the Tax Certification Agent agrees with the Issuer and the Guarantor that it will perform the following additional services:
(a)	supply the Tax Department of the Issuer or Guarantor with computer readable files (in Form 198 format) containing the data submitted by clearing system participants pursuant to Exhibit A. These Form 198 data files shall be submitted by the Tax Certification Agent to the Issuer or Guarantor in advance of, or on a time parity with, the disbursement of each interest payment and on such other dates and times as may be requested by the Issuer’s tax specialists;

(b)	maintain duplicate back-up copies of all paper and electronic materials received by it in its capacity as the Tax Certification Agent under this Agreement. Duplicate copies shall be retained by the Tax Certification Agent in its New York and London offices until the earlier of five years after the final maturity date of the relevant Notes (in relation to which such materials have arisen) or (i) in the case of the Notes, 20 June 2041 or (ii) in the case of any Additional Securities, the date agreed between the Issuer and the Tax Certification Agent as the “Clause 6.1(b) and (c) Back Up Date”;

(c)	maintain back-up copies of all written and electronic materials submitted by it to the Issuer or to the Guarantor. Duplicate copies shall be retained by the Tax Certification Agent in its London and New York offices until the earlier of five years after the final maturity date of the relevant Notes (in relation to which such materials have arisen) or (i) in the case of the Notes, 20 June 2041 or (ii) in the case of any Additional Securities, the date agreed between the Issuer and the Tax Certification Agent as the “Clause 6.1(b) and (c) Back Up Date”; and

(d)	with respect to the Notes, the Tax Certification Agent shall provide the Guarantor and its tax and legal counsel, and holders of the Notes, with all reasonable support, explanations and back-up as they may require with respect to procedures set out in Exhibit A and compliance with Additional Provision Two of Spanish Law 13/1985, of 25 May, as promulgated by Law 19/2003, of 4 July, as well as Royal Decree 1778/2004, of 30 July, and related implementing regulations. Such support shall be provided by the Tax Certification Agent until (i) in the case of the Notes, 10 January 2037 or (ii) in the case of any Additional Securities, the date agreed between the Issuer and the Tax Certification Agent as the “Clause 6.1(d) Back Up Date”.
6.2	Liability of Tax Certification Agent; Indemnity

The Tax Certification Agent hereby agrees to indemnify the Issuer and the Guarantor for, and to hold them harmless against, any loss, liability, action, suit, judgment, demand, damage, cost or expense, including claims for the payment of interest or the loss of the use of funds withheld with respect to any interest payment advertising, telex and postage expenses, properly incurred without negligence, wilful deceit or bad faith on their part arising out of, or in connection with, the negligence, wilful deceit or bad faith of the Tax Certification Agent in performing its obligations under this Agreement. The Issuer and the Guarantor shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered in reliance upon any notice, direction, consent, certificate, affidavit, statement, telex, facsimile or other paper or document reasonable believed, in good faith and without negligence, to be genuine and to have been presented, signed or sent by the Trustee, Beneficial Owners, their custodians, clearing systems and clearing system participants, and an Authorised Representative of the Tax Certification Agent. In case any action shall be brought against the Issuer and/or the Guarantor in respect of which recovery may be sought from the Tax Certification Agent under this Clause 6.2, the Issuer and/or the Guarantor shall promptly notify the Tax Certification Agent in writing. In no case shall the Tax Certification Agent be liable under this indemnity with respect to any claim against the Issuer and/or the Guarantor unless the Tax Certification Agent shall be so notified by the Issuer and/or the Guarantor in accordance with Clause 5 hereof of the written assertion of a claim against the Issuer and/or the Guarantor or of any other action commenced against the Issuer and/or the Guarantor, promptly after the Issuer and/or the Guarantor shall have received any such written assertion or notice of commencement of action. The Tax Certification Agent may participate at its own expense in the defence of any action, and if the Tax Certification Agent so elects, the Tax Certification Agent may assume the defence of any pending or threatened action against the Issuer and/or the Guarantor in respect of which indemnification may be sought hereunder, in which case the Tax Certification Agent shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for the Issuer and/or the Guarantor under this paragraph so long as the Tax Certification Agent shall retain counsel reasonably satisfactory to the Issuer and/or the Guarantor to defend such suit; provided however, that the Tax Certification Agent shall not be entitled to assume the defence of any such action if the named parties to such action include the Tax Certification Agent and the Issuer and/or the Guarantor and representation of these parties by the same legal counsel would, in the written opinion of the Issuer’s and/or the Guarantor’s counsel, be inappropriate due to actual or potential conflicting interest between the Tax Certification Agent and the Issuer and/or the Guarantor. The Issuer and the Guarantor understand and agree that the Tax Certification Agent shall not be liable under this Clause 6.2 for the fees and expenses of more than one legal counsel to the Issuer and/or the Guarantor. The obligations of the Tax Certification Agent under this Clause 6.2 shall survive payment of the Notes, the resignation or removal of the Tax Certification Agent or the termination of this Agreement.
7.	REPRESENTATIONS AND WARRANTIES

Each party to this Agreement represents and warrants to each other party to this Agreement that (i) the execution, delivery and consummation of this Agreement by it has been duly authorised, and this Agreement has been duly executed and delivered by it and constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms; (ii) it is able and has all the means necessary to perform all of its duties and obligations under this Agreement including, without limitation, in the case of the Tax Certification Agent the procedures et forth in Exhibit A; and (iii) compliance by it with the terms hereof and the consummation of the transactions contemplated hereby does not and will not contravene any law, statute, regulation, order, decree, accord or judgment of any governmental body or court having jurisdiction over it or any of its properties.

8.	MISCELLANEOUS

8.1	Duties of JPMorgan Chase

JPMorgan Chase agrees to perform the duties specified to be performed by it in its capacity as Paying Agent and Calculation Agent in Exhibit A to this Agreement. The provisions of Section 2.6(c)(i) to (vii) of the first supplemental indenture dated 20 June 2006 and entered into between the Issuer, the Guarantor and JPMorgan Chase in relation to the Floating Rate Notes shall apply to this Agreement as if expressly set out herein, provided that references in such Section to “this Supplement Indenture” and “the Indenture” shall be deemed to be references to this Agreement and references to “the Designated Securities” shall be deemed to be references to “the Notes “.

8.2	Amendments
(a)	Subject as provided in paragraphs (c) and (d) below, from time to time, the Tax Certification Agent may propose additional or amended procedures with a view to the efficient performance of its duties set out in this Agreement (including Exhibit A hereto).

(b)	The Issuer and the Guarantor each agrees to review and, if considered appropriate by them and in accordance with applicable law, approve any additional or amended procedures from time to time as reasonably requested by the Tax Certification Agent pursuant to paragraph (a) above.

(c)	No amendment which relates to the Notes and imposes additional duties on JPMorgan Chase or otherwise adversely affects JPMorgan Chase in any manner whatsoever shall be made without the written consent of JPMorgan Chase but otherwise the written consent of JPMorgan Chase shall not be required. The Guarantor shall promptly provide JPMorgan Chase with copies of all amendments relating to this Agreement, whether or not it is required to execute such amendments.

(d)	This Agreement, including Exhibit A, may be modified, amended or supplemented only by an instrument in writing duly executed by the Issuer, the Guarantor, Acupay and JP Morgan Chase (except if such modification, amendment or supplement does not affect the rights and obligations of JPMorgan Chase, in which case neither the consent of JPMorgan Chase nor its execution of such instrument shall be required); provided, however, that any modification, amendment or supplement to Exhibit A may be made only if it is (i) necessary to reflect a change in applicable Spanish law, regulation, ruling or any interpretation thereof, provided that the parties hereto are provided with an opinion of independent Spanish counsel to the effect that such modification, amendment or supplement is necessary as a result of such change in applicable Spanish law, regulation, ruling or any interpretation thereof, (ii) necessary to reflect a change in applicable clearing systems rules or procedures or to add procedures for one or more new clearing systems, provided that the parties hereto are provided with written communication from the applicable clearing system or clearing systems to this effect including, without limitation, written communications in the form of an e-mail or written posting, and an opinion of independent Spanish counsel to the effect that such modified or new procedures do not conflict with the applicable Spanish tax legislation or (iii) not materially detrimental to Beneficial Owners, as evidenced, in the case of any modification, amendment or supplement that requires the prior written consent of JPMorgan Chase, an officer’s certificate of the Issuer and the Guarantor to that effect, on which JPMorgan Chase shall be entitled to rely when consenting to such modification, amendment or supplement under this item (iii); and provided further that any modification, amendment or supplement of any of the rights or duties of JPMorgan Chase hereunder shall require the prior written consent of JPMorgan Chase.
9.	GOVERNING LAW; AUTHORIZED AGENT; SUBMISSION TO JURISDICTION

9.1	Governing Law

This Agreement shall be governed by, and shall be construed in accordance with, the law of the State of New York.

9.2	Authorized Agent; Waiver of Immunity

Each of the Issuer and Guarantor irrevocably agrees that any legal suit, action or proceeding against it brought hereunder may be instituted in any state or federal court in the Borough of Manhattan, The

City of New York, New York, irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuer and the Guarantor have appointed CT Corporation System as its authorized agent (the Authorized Agent) upon which process may be served in any such action arising hereunder which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, expressly consents to the jurisdiction of any such court in respect of any such action, and, to the fullest extent permitted by law, waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Issuer and the Guarantor represent and warrant that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer and the Guarantor agree to take any and all action, including the filing of any and all documents, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer and the Guarantor shall be deemed, in every respect, effective service of process upon the Issuer and the Guarantor. To the extent that the Issuer or the Guarantor may be entitled in any jurisdiction in which judicial proceedings may at any time be commenced hereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid or execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations hereunder and to the extent that in any such jurisdiction there may be attributed to the Issuer or the Guarantor such an immunity (whether or not claimed), the Issuer and the Guarantor hereby irrevocably agree not to claim and irrevocably waive, such immunity to the maximum extent permitted by law.
9.3	Submission to Jurisdiction

The parties to this Agreement agree that all actions and proceedings arising out of this Agreement or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court.

10.	COUNTERPARTS

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Such counterparts shall together constitute but one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EXHIBIT A
References to the “Notes” in this Exhibit A shall apply separately to the Floating Rate Notes and the Fixed Rate Notes
Spanish Withholding Tax Documentation Procedures For Notes Held Through an Account at DTC
Article I
Relief at Source Procedure (procedure that complies with the Spanish Law 13/1985
(as amended by Law 19/2003 and Law 23/2005) and
Royal Decree 2281/1998 (as amended by Royal Decree 1778/2004))
1.	At least five New York Business Days prior to each record date, the Issuer shall provide the form of announcement to the Paying Agent to, and the Paying Agent shall, (a) provide the Depository Trust Company (“DTC”) with such announcement which will form the basis for a DTC Important Notice regarding the related interest payment and tax relief entitlement information, (b) request DTC to post such Important Notice on its website as a means of notifying direct and indirect participants of the requirements described below in this Exhibit A, and (c) with respect to each series of Floating Rate Notes, in its capacity as Calculation Agent, confirm to Acupay the Interest Rate and the number of days in the relevant Interest Period.

2.	Beginning on the New York Business Day following each relevant record date and until 8:00 p.m. (New York time) on the fourth New York Business Day prior to each relevant Interest Payment Date (the Standard Deadline), each DTC participant must (i) enter the Beneficial Owner identity and residence information required by the Spanish tax law and set forth in Article III below in respect of the portion of its position in the Notes that is exempt from Spanish withholding tax (the Beneficial Owner Information) directly into the system established and maintained for that purpose by Acupay and (ii) make an election via the DTC Elective Dividend Service (EDS) certifying that such portion is exempt from Spanish withholding tax (the EDS Election).

3.	Each DTC participant must ensure the continuing accuracy of the Beneficial Owner Information and EDS Election, irrespective of any changes in, or in beneficial ownership of, such participant’s position in the Notes through 8:00 p.m. (New York time) on the New York Business Day next preceding each Interest Payment Date by making adjustments through the Acupay system and DTC’s EDS. All changes must be reflected, including those changes (via Acupay) which do not impact the participant’s overall position at DTC or the portion of that position at DTC as to which no withholding is required.

4.	After entry of Beneficial Owner Information into the Acupay system by a participant, the Acupay system will produce completed forms of Annex I, Annex II or Annex III to this Exhibit (as required by the Spanish law) (the Tax Certificates), which shall summarize the Beneficial Owner Information introduced by such DTC participant into the Acupay system. When any Interest Payment Date is also the Maturity Date for the Notes, and if the Notes were initially issued with an Original Issue Discount (“OID”), a separate set of Tax Certificates will be generated by the Acupay system reporting income resulting from the payment of OID at Maturity. Such participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates directly to Acupay for receipt by the close of business on the Standard Deadline. The original copy of each such certificate must be sent to Acupay for receipt no later than the 15th calendar day of the month immediately following the Interest Payment Date. These Tax Certificates will be dated as of the Interest Payment Date. In addition to its other duties and obligations set forth herein, Acupay will be responsible for the following tasks (collectively, the Acupay Verification Procedures):
(a)	comparing the Beneficial Owner Information provided in respect of each participant’s position with the EDS Elections provided by that participant in order to determine whether any discrepancies exist between such information, the corresponding EDS Elections and the participant’s position in the Notes at DTC;

(b)	collecting and collating all Tax Certificates received from the DTC participants;

(c)	reviewing the Beneficial Owner Information and the Tax Certificates using appropriate methodology in order to determine whether the requisite fields of Beneficial Owner Information have been supplied and that such fields of information are responsive to the requirements of such Tax Certificates in order to receive payments without withholding; and

(d)	liaising with the DTC participants in order to request that such DTC participants:
(i)	complete any missing or correct any erroneous Beneficial Owner Information identified pursuant to the procedures set forth in (a) and (c) above,

(ii)	correct any erroneous EDS Election identified pursuant to the procedures set forth in (a) and (c) above, and

(iii)	revise any Tax Certificates identified pursuant to the procedures set forth in (a) and (c) above as containing incomplete or inaccurate information.
5.	By 9:30 a.m. (New York time) on the New York Business Day following the Standard Deadline, DTC will transmit to Acupay an “EDS Standard Cut-off” report (which confirms DTC positions and EDS Elections as of the close of business on the Standard Deadline). By 12:00 p.m. (New York time) on the New York Business Day following the Standard Deadline, Acupay will transmit to DTC a provisional summary report of all Beneficial Owner Information which has been submitted through the Acupay system as of the close of business on the Standard Deadline provisionally confirmed, to the extent possible, against the information set forth in the EDS Standard Cut-off report. The provisional summary report shall set forth (i) the position in the Notes held by each DTC participant as of the Standard Deadline and (ii) the portion of each DTC participant’s position in the Notes in respect of which Tax Certificates have been provided to support the payment of interest gross of Spanish withholding tax.

6.	Participants in DTC will be required to ensure that Beneficial Owner Information entered into the Acupay system and the EDS Elections are updated to reflect any changes in beneficial ownership or in such participants’ DTC positions in the Notes occurring between the relevant Standard Deadline and 8:00 p.m. on the New York Business Day immediately preceding each relevant Interest Payment Date. For this purpose, the DTC EDS system will remain accessible to DTC participants until 8:00 p.m. (New York time) on the New York Business Day immediately preceding the relevant Interest Payment Date. In addition, Acupay will accept new or amended Beneficial Owner Information until 9:45 a.m. (New York time) and DTC will process changes to EDS Elections at the request of DTC participants and Acupay until 10:15 a.m. (New York time) on each Interest Payment Date.

7.	Beginning at 7:45 a.m. (New York time) on the relevant Interest Payment Date, Acupay will perform the final review of each participant’s Beneficial Owner Information, EDS Elections and changes in DTC position since the Standard Deadline through the Acupay Verification Procedures. Based on this final review, Acupay will seek to notify any affected DTC participant until 9:45 a.m. (New York time) of any inconsistencies among these data, or erroneous or incomplete information, identified as such pursuant to the Acupay Verification Procedures that are provided with respect to such participant’s position and will seek to obtain revised Beneficial Owner Information and/or EDS Elections from any such participant as necessary to correct such inconsistency. The failure to correct any such inconsistency (including the failure to fax or send PDF copies of new or amended Tax Certificates) by 9:45 a.m. (New York time) on the relevant Interest Payment Date (or if Acupay does not confirm receipt of a communication of such correction by 9:45 a.m. (New York time) on the relevant Interest Payment Date) will result in the payments in respect of the entirety of such participant’s position being made net of Spanish withholding taxes. Any “last minute” Tax Certificates submitted by DTC participants to Acupay must be received by Acupay no later than 9:45 a.m. (New York time) on the relevant Interest Payment Date. Acupay will then notify DTC of (a) any required modifications to the relevant EDS Elections, along with any necessary authorizations from DTC participants requesting DTC to adjust their EDS Elections and (b) the final determination of which portion of each DTC participant’s position in the Notes should be paid gross of Spanish withholding tax and which portion of such position should be paid net of such tax. DTC will make any required EDS Election adjustments by 10:15 a.m. (New York time) on the relevant Interest Payment Date.

8.	DTC will transmit a “Final Paying Agent Report” to Acupay by 10:30 a.m. (New York time) on each Interest Payment Date setting forth each DTC participant’s position in the Notes as of 8:00 p.m. (New York time) on the New York Business Day immediately preceding each relevant Interest Payment Date and the portion of each such participant’s position in the Notes on which interest payments should be made net of Spanish withholding tax and gross of Spanish withholding tax, as applicable. Acupay will forward all original paper tax certificates it receives for receipt by the Issuer no later than the 18th day of the month following each Interest Payment Date. Acupay shall immediately, but no later than 11:00 a.m. (New York time), release (through a secure data upload/download facility) PDF copies of the Final Paying Agent Report to the Paying Agent, the Issuer and the Guarantor, along with PDF copies of the related signed Tax Certificates. Acupay shall maintain records of all Tax Certificates (and other information received through the Acupay system) for the longer of (x) five years from the date hereof and (y) five years following the final maturity or redemption of the Notes, and shall, during such period, make such paper copies of records available to the Issuer and the Guarantor at all reasonable times upon request.

9.	On or prior to each relevant Interest Payment Date, the Issuer or the Guarantor, as the case may be, will deposit or set aside in a separate account with the Paying Agent an amount sufficient to make interest payments on the outstanding principal amount of the Notes gross of Spanish withholding tax.

10.	By 1:00 p.m. (New York time) on each relevant Interest Payment Date, the Paying Agent will pay the relevant participants (through DTC) for the benefit of Beneficial Owners the interest payment gross or net of withholding tax, as set forth in the Final Paying Agent Report and shall return the remainder to the Issuer or the Guarantor, as the case may be. The transmission of such amounts shall be contemporaneously confirmed by the Paying Agent to Acupay. The Issuer and the Guarantor have authorized the Paying Agent to rely on the Final Paying Agent Report in order to make the specified payments on each Interest Payment Date. Notwithstanding anything herein to the contrary, the Issuer may direct the Paying Agent to make interest payments on the Notes in a manner different from that set forth in the Final Paying Agent Report if the Issuer determines that there are any inconsistencies with the Tax Certificates provided or any information set forth therein is, to the Issuer’s knowledge, inaccurate and provides notice of such determination in writing to the Paying Agent prior to 11.00 a.m. (New York time) on the relevant Interest Payment Date.

Article II
Quick Refund Procedure
A. Documentation Procedures
1.	Beneficial Owners holding through a Qualified Institution on Whose Behalf an EDS Election was Made by 10:15 a.m. (New York time) on the Relevant Interest Payment Date
a.	Beginning at 9:00 a.m. (New York time) on the New York Business Day following each Interest Payment Date until 5:00 p.m. (New York time) on the 10th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day) (the DTC Quick Refund Deadline), a participant (i) which is a Qualified Institution and holds Notes on behalf of Beneficial Owners entitled to exemption from Spanish withholding tax and (ii) which was paid net of Spanish withholding taxes due to a failure to comply with the “Relief at Source Procedures” set forth in Article I above, may submit through the Acupay system the Beneficial Owner Information with respect to which such participant had made an EDS election as of 10:15 a.m. (New York time) on the relevant Interest Payment Date. After entry of Beneficial Owner Information into the Acupay system by such participant, the Acupay system will produce completed Tax Certificates. Such participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificate directly to Acupay for receipt by Acupay no later than the DTC Quick Refund Deadline. This Tax Certificate will be dated as of the Interest Payment Date. The original Tax Certificate must be sent to Acupay for receipt no later than the 15th calendar day of the month following the relevant Interest Payment Date.

Notwithstanding anything contained herein, any participant whose EDS Election did not specify “gross treatment” with respect to at least the portion of its DTC position for which it is claiming a “quick refund” as of 10:15 a.m. (New York time) on the relevant Interest Payment Date will not be permitted to follow the DTC Quick Refund Procedures set forth in this Article II, and any Beneficial Owner holding through such participant will instead need to rely on the Direct Refund Procedures set forth in Article IV below.

b.	Acupay will then conduct the Acupay DTC Verification Procedures with respect to the Beneficial Owner Information submitted by the participants pursuant to part A.1.a of this Article II above by comparing such Beneficial Owner Information with such participant’s EDS Election and its position in the Notes as of the close of business on the New York Business Day immediately preceding the relevant Interest Payment Date. The information as to the EDS Election and position in the Notes of each participant as of such date shall be provided to Acupay by DTC. Participants may revise such Beneficial Owner Information in the Acupay system in order to cure any inconsistency detected through the DTC Acupay Verification Procedures.

c.	Acupay will reconcile Beneficial Owner Information to the reports of DTC positions as of 8:00 p.m. (New York time) on the New York Business Day immediately preceding the relevant Interest Payment Date and EDS Elections as of 10:15 a.m. (New York time) on the relevant Interest Payment Date (as certified by DTC) until the DTC Quick Refund Deadline. Acupay will collect payment instructions from DTC participants or their designees and, no later than 12:00 p.m. (New York time) on the third calendar day following the DTC Quick Refund Deadline, will forward PDF copies of the verified Tax Certificates to the Issuer and the Guarantor and the payment instructions to the Issuer, the Guarantor and the Paying Agent.
2.	Beneficial Owners not holding through a Qualified Institution
a.	Beneficial Owners entitled to receive interest payments in respect of the Notes gross of any Spanish withholding taxes but who have been paid net of Spanish withholding taxes as a result of (a) holding interests in the Notes through participants in DTC who are not Qualified Institutions or (b) an early redemption of the Notes for taxation reasons will be entitled to utilize the following quick refund procedure.

b.	Such Beneficial Owners may request from the Issuer the reimbursement of the amount withheld by providing Acupay, as an agent of the Issuer, with (i) documentation to confirm their securities entitlement in respect of the Notes on the relevant Interest Payment Date (which documentation must include statements from (A) DTC and (B) the relevant DTC participant setting forth such participant’s aggregate DTC position on the Interest Payment Date as well as the portion of such position that was paid net and gross of withholding taxes, together with an accounting record of the amounts of such position and payments which were attributable to the Beneficial Owner) and (ii) a Government Tax Residency Certificate. Such Government Tax Residency Certificate (which will be valid for a period of one year after its date of issuance) together with the information regarding the securities entitlement in respect of the Notes must be submitted to Acupay on the behalf of the Issuer no later than the DTC Quick Refund Deadline. Acupay will collect payment instructions from DTC participants or their designees, as the case may be, and, no later than 12:00 p.m. (New York time) on the third calendar day following the DTC Quick Refund Deadline, will forward to the Issuer and the Guarantor PDF copies and originals of the Government Tax Residency Certificates, and to the Issuer, the Guarantor and the Paying Agent (x) the related payment instructions and (y) a reconciliation of such payment instructions to (1) the outstanding principal amount of Notes owned through each DTC participant as of the relevant Interest Payment Date and (2) the outstanding principal amount of such Notes on which interest was paid net of Spanish withholding tax on the relevant Interest Payment Date.
B.	Payment Procedures
1.	Upon receipt of the relevant Tax Certificates and Government Tax Residency Certificates together with related documentation (if any) from Acupay pursuant to the procedures in part A. of this Article II, the Issuer will review Government Tax Residency Certificates together with related documentation (if any) and confirm the approved elections and related payments no later than the 18th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day).

2.	On the 19th calendar day of the month following the relevant Interest Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), the Issuer will make payments equal to the amounts initially withheld from participants complying with the quick refund procedures to the Paying Agent and the Paying Agent shall, within one New York Business Day of such date, transfer such payments to DTC participants directly for the benefit of Beneficial Owners.

Article III
Documentation Required by Spanish Tax Law pursuant to the Relief at Source Procedure
1.	If the holder of a Certificated Note is not resident in Spain for tax purposes and acts for its own account and is a central bank, other public institution or international organization, a bank or credit institution or a financial entity, including collective investment institutions, pension funds and insurance entities, resident in an OECD country (including the United States) or in a country with which Spain has entered into a double tax treaty subject to a specific administrative registration or supervision scheme (each, a Qualified Institution), the entity in question must certify its name and tax residency substantially in the manner provided in Annex I to this Exhibit.

2.	In the case of transactions in which a Qualified Institution which is a holder of Certificated Notes acts as intermediary, the entity in question must, in accordance with the information contained in its own records, certify the name and tax residency of each Beneficial Owner not resident in Spain for tax purposes or in a tax haven as of the Interest Payment Date substantially in the manner provided in Annex II to this Exhibit.

3.	In the case of transactions which are channelled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the entity in question (i.e., the clearing system participant) must, in accordance with the information contained in its own records, certify the name and tax residency of each Beneficial Owner not resident in Spain for tax purposes or in a tax haven as of the Interest Payment Date substantially in the manner provided in Annex II to this Exhibit.

4.	If the Beneficial Owner is resident in Spain for tax purposes and is subject to Spanish Corporate Income Tax, the entities listed in paragraphs (2) or (3) above (such as the participants in DTC which are Qualified Institutions) must submit a certification specifying the name, address, Tax Identification Number, ISIN code of the Notes, the beneficial interest in the principal amount of Notes held at each Interest Payment Date, gross income and amount withheld, substantially in the form set out in Annex III to this Exhibit.

5.	In the case of Beneficial Owners who do not hold their interests in the Notes through Qualified Institutions or whose holdings are not channelled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the Beneficial Owner must submit (i) proof of beneficial ownership and (ii) a certificate of residency issued by the tax authorities of the country of residency of such Beneficial Owner (a Government Tax Residency Certificate).

Article IV
Direct Refund from Spanish Tax Authorities Procedure
1.	Beneficial Owners entitled to exemption from Spanish withholding tax who have not timely followed either the “Relief at Source Procedure” procedure set forth in Article I above or the quick refund procedures set forth in Article II above, and therefore have been subject to Spanish withholding tax, may request a full refund of the amount that has been withheld directly from the Spanish tax authorities.

2.	Beneficial Owners have up to the time period allowed pursuant to Spanish law (currently, a maximum of four years as of the relevant Interest Payment Date) to claim the amount withheld from the Spanish Treasury by filing with the Spanish tax authorities (i) the relevant Spanish tax form, (ii) proof of beneficial ownership and (iii) a certificate of residence issued by the tax authorities of its country of residence (from the IRS in the case of U.S. resident Beneficial Owners).

ANNEX I
[English translation provided for informational purposes only]
Modelo de certificación en inversiones por cuenta propia
Form of Certificate for Own Account Investments
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 12.3.a) del Real Decreto 2281/1998,
(function), in the name and on behalf of the Entity indicated below, for the purposes of article 12.3.a) of Royal Decree 2281/1998,
CERTIFICO:
I CERTIFY:
1.	Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2.	Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3.	Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(pais, estado, ciudad), con el número

(country, state, city), under number

4.	Que la Entidad que represento está sometida a la supervisión de (Organo supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

Todo ello en relación con:

All the above in relation to:

Identificación de los valores poseidos por cuenta propia

Identification of securities held on own account:

Importe de los rendimientos

Amount of income
Lo que certifico en       a       de       de 20
I certify the above in [location] on the [day] of [month] of [year]

ANNEX II
[English translation provided for informational purposes only]
Modelo de certificación en inversiones por cuenta ajena
Form of Certificate for Third Party Investments
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectosprevistos en el artículo 12.3.b) y c) del Real Decreto 2281/1998,
(function) , in the name and on behalf of the Entity indicated below, for the purposes of article 12.3.b) and c) of Royal Decree 2281/1998,
CERTIFICO:
I CERTIFY:
1.	Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2.	Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3.	Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(pais, estado, ciudad), con el número

(country, state, city), under number

4.	Que la Entidad que represento está sometida a la supervisión de (Organo supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

5.	Que, de acuerdo con los Registros de la Entidad que represento, la relación de titulares adjunta a la presente certificación, comprensiva del nombre de cada uno de los titulares no residentes, su país de residencia y el importe de los correspondientes rendimientos, es exacta, y no incluye personas o Entidades residentes en España o en los países o territorios que tienen en España la consideración de paraíso fiscal de acuerdo con las normas reglamentarias en vigor.

That, according to the records of the Entity I represent, the list of beneficial owners hereby attached, including the names of all the non-resident holders, their country of residence and the amounts and the relevant amounts is accurate, and does not include person(s) or institution(s) resident either in Spain or in tax haven countries or territories as defined under Spanish applicable regulations.
Lo que certifico en       a      de       de 20
I certify the above in [location] on the [day] of [month] of [year]
RELACIÓN ADJUNTA A CUMPLIMENTAR:
TO BE ATTACHED:
Identificación de los valores:
Identification of the securities
Listado de titulares:
List of beneficial owners:
Nombre/País de residencia/Importe de los rendimientos
Name/Country of residence/Amount of income

ANNEX III
[English translation provided for informational purposes only]
Modelo de certificación para hacer efectiva la exclusión de retención a los sujetos pasivos del Impuesto sobre Sociedades y a los establecimientos permanentes sujetos pasivos del Impuesto sobre la Renta de No Residentes
Certificate for application of the exemption on withholding to Spanish corporate income taxpayers and to permanent establishments of non-resident income taxpayers
(nombre) (name)
(domicilio) (address)
(NIF) (tax identification number)
(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 59.s) del Real Decreto 1777/2004,
(function) , in the name and on behalf of the Entity indicated below, for the purposes of article 59.s) of Royal Decree 1777/2004,
CERTIFICO:
I CERTIFY:
1.	Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2.	Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3.	Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(pais, estado, ciudad), con el número

(country, state, city), under number

4.	Que la Entidad que represento está sometida a la supervisión de (Organo supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

5.	Que, a través de la Entidad que represento, los titulares incluidos en la relacion adjunta, sujetos pasivos del Impuesto sobre Sociedades y establecimientos permanentes en España de sujetos pasivos del Impuesto sobre la Renta de no Residentes, son perceptores de los rendimientos indicados.

That, through the Entity I represent, the list of holders hereby attached, are Spanish Corporate Income Tax payers and permanent establishments in Spain of Non-Resident Income Tax taxpayers, and are recipients of the referred income.

6.	Que la Entidad que represento conserva, a disposición del emisor, fotocopia de la tarjeta acreditativa del número de identificaciôn fiscal de los titulares incluidos en la relación.

That the Entity I represent keeps, at the disposal of the Issuer, a photocopy of the card evidencing the Fiscal Identification Number of the holders included in the attached list.
Lo que certifico en            a            de            de 20
I certify the above in [location] on the [day] of [month] of [year]
RELACION ADJUNTA:
TO BE ATTACHED:
Identificación de los valores:
Identification of the securities
Razón social/Domicilio/Número de identificación fiscal/Número de valores/Rendimientos brutos/Retención al 15%
Name/Domicile/Fiscal Identification Number/Number of securities/Gross income/Amount withheld at 15%.

SIGNATORIES

Issuer

TELEFÓNICA EMISIONES, S.A.U.

By:
Name:
Title:

Guarantor

TELEFÓNICA, S.A.

By:
Name:
Title:

Tax Certification Agent

ACUPAY SYSTEM LLC

By:
Name:
Title:

Paying Agent and Calculation Agent

JPMORGAN CHASE BANK, N.A.

By:
Name:
Title: